EXHIBIT 99

For Immediate Release

SCOTT'S LIQUID GOLD-INC.
ANNOUNCES FY2007 OPERATING RESULTS

DENVER, Colorado (March 7, 2008) – Scott's Liquid Gold-Inc. (OTC BB: "SLGD"), which develops, manufactures and markets high quality household and skin care products, today announced its operating results for the year 2007.

For the twelve months ended December 31, 2007, the Company reported a net loss of ($1,310,800), or ($0.12) per share, on net sales of approximately $17.9 million. These results compared with a net loss of ($3,586,600), or ($0.34) per share, on net sales of approximately $16.1 million, in the previous year. The Company experienced net income of $58,500 in the fourth quarter of 2007, versus prior year fourth quarter net loss of ($938,000). Net sales of $5,108,400 in the quarter ended December 31, 2007, compared with net sales of $4,012,100 in the year-earlier period.

Mark E. Goldstein, Chairman of the Board and Chief Executive Officer of Scott's Liquid Gold-Inc., commented "During 2007, we experienced a decrease in sales of our household chemical products, while experiencing an increase in sales of our Montagne Jeunesse line of skin care products and a decrease in sales of our Alpha Hydrox skin care products. The decrease in our loss for 2007 compared to 2006 results from an increase in sales, and a reduction in our operating costs and expenses."

Scott's Liquid Gold-Inc.'s products, include Scott's Liquid Gold wood cleaners/preservatives, Scott's Liquid Gold Mold Control 500, Touch of Scent air fresheners, Alpha Hydrox skin care products, and Neoteric Diabetic Skin Care products. Scott's Liquid Gold-Inc. also distributes skin care and other sachets of Montagne Jeunesse. The Company is headquartered in Denver, Colorado, and its common stock trades on the OTC Bulletin Board under the symbol "SLGD".

Additional information on Scott's Liquid Gold-Inc. and its products can be accessed on the World Wide Web: www.scottsliquidgold.com, www.alphahydrox.com, www.touchofscent.com, and www.neotericdiabetic.com.

This press release may contain "forward-looking" statements within the meaning of U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the Company's performance inherently involve risks and uncertainties that could cause actual results to differ from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of each of our significant products in the marketplace; the degree of success of any new product or product line introduction by us; uncertainty of consumer acceptance of the new Alpha Hydrox products introduced in 2005 and 2007, and Mold Control and wood wash products; competitive factors; any decrease in distribution of (i.e., retail stores carrying) our significant products; continuation of our distributorship agreement with Montagne Jeunesse; the need for effective advertising of our products; limited resources available for such advertising; new competitive products and/or technological changes; dependence upon third party vendors and upon sales to major customers; changes in the regulation of our products, including applicable environmental regulations; continuing losses which could affect our liquidity; the loss of any executive officer; and other risks discussed in this release and in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For further information, please contact:
Jeffry B. Johnson at (303) 373-4860

SCOTT'S LIQUID GOLD-INC. & SUBSIDIARIES
Consolidated Statements of Operations (Unaudited)

	Quarter ended December 31,		Year ended December 31,	
	2007	2006	2007	2006
Net sales	$ 5,108,400	$ 4,012,100	$17,918,500	$16,143,600
Operating costs and expenses:				
Cost of sales	2,821,200	2,389,800	10,117,600	9,270,000
Advertising	65,000	496,600	332,800	1,558,600
Selling	1,392,200	1,327,200	5,433,500	5,516,300
General and administrative	676,000	661,800	2,994,800	3,228,500
	4,954,400	4,875,400	18,878,700	19,573,600
Income (loss) from operations	154,000	(863,300)	(960,200)	(3,430,000)
Gain on disposal of assets	-	-	-	67,100
Interest income	11,700	32,000	72,300	94,200
Interest expense	(107,200)	(104,500)	(422,900)	(315,700)
Income (loss) before income taxes	58,500	(935,800)	(1,310,800)	(3,584,400)
Income tax expense	-	(2,200)	-	(2,200)
Net income (loss)	$ 58,500	$ (938,000)	$(1,310,800)	$(3,586,600)
Net income (loss) per common share:				
Basic	$ 0.01	$ (0.09)	$ (0.12)	$ (0.34)
Diluted	$ 0.01	$ (0.09)	$ (0.12)	$ (0.34)
Weighted average shares outstanding:				
Basic	10,562,700	10,518,000	10,543,400	10,510,500
Diluted	10,562,700	10,518,000	10,543,400	10,510,500